Lehigh Gas Partners LP

702 West Hamilton Street, Suite 203

Allentown, PA 18101

August 1, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:  H. Roger Schwall, Assistant Director

Re:          Lehigh Gas Partners LP

Amendment No. 2 to the Registration Statement on Form S-1
Submitted July 24, 2012
File No. 333-181370

Dear Mr. Schwall:

As a follow-up to our telephone conversation on the afternoon of Friday, July 27, 2012 (the “Call”) among members of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) and officers of and advisors to Lehigh Gas Partners LP (“we” or the “Partnership”) regarding our response in the letter dated July 24, 2012 (the “July 24, 2012 Response”) to comment number 10 received from the Staff in the letter dated July 18, 2012, we are providing this supplemental response for your further consideration.  Reference is made to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on May 11, 2012, File No. 333-181370, as amended (the “Registration Statement”), and our response in the letter dated July 3, 2012 (the “July 3, 2012 Response” and, together with the July 24, 2012 Response, the “Responses”) to comment number 23 received from the Staff in the letter dated June 12, 2012.

We note the Staff’s comments on the Call regarding the manner in which the Predecessor Entity (as defined in the notes to the unaudited condensed combined financial statements included in the Registration Statement) recorded the “up-front” payments from certain lessees for the year ended December 31, 2010 and our proposed method of correcting this presentation.  After considering the Staff’s comments, we respectfully re-affirm our conclusion that the misstatement in the manner in which the Predecessor Entity recorded the “up-front” payments for the year ended December 31, 2010 was immaterial.  We acknowledge, however, the concerns expressed by the Staff with regard to the method by which we proposed to correct the immaterial misstatement set forth in the July 24, 2012 Response.

With respect to the materiality of the misstatement, we incorporate herein our qualitative and quantitative analyses set forth in the Responses and provide the following additional explanation.  As noted in the July 3, 2012 Response, and taking into account the proposed changes to the Predecessor Entity’s 2010 combined financial statements discussed below (i.e., revising the Predecessor Entity’s combined financial statements for 2010 to correct the immaterial misstatement), the quantitative impact of the misstatement on the individual financial statement line items of total revenues, rental income and operating income, each of which we believe to be immaterial, is 0.01%, 1.43% and 1.19%, respectively.

We note that one of the most significant adjustments in our pro forma combined balance sheet as of March 31, 2012 is the reduction of indebtedness of approximately $88.1 million.  Following completion of the offering contemplated by the Registration Statement, the reduction in our indebtedness will significantly lower our interest expense and positively impact our income from continuing operations and net income.  We respectfully submit to the Staff that the Predecessor Entity’s income from continuing operations and net income (loss) are more indicative of the pre-offering capital structure of the Predecessor Entity and less indicative of the operations of the Predecessor Entity to be contributed to the Partnership.  Accordingly, we believe prospective investors will focus more on the Predecessor Entity’s operating income as a measure of management’s ability to operate the business being contributed to us than on the Predecessor Entity’s income from continuing operations and net income (loss), both of which are affected significantly by the Predecessor Entity’s highly leveraged capital structure.  The application of the net proceeds from the offering, as described in the Registration Statement, will result in substantially lower overall debt levels for the Partnership, contrasted with the Predecessor Entity, thus limiting the utility of the Predecessor Entity’s historical income from continuing operations and net income (loss) to prospective investors in the Partnership.

With respect to correcting the presentation of the “up-front” payments, we note the Staff’s comments that the method by which we proposed to correct the immaterial misstatement in the Predecessor Entity’s 2010 combined financial statements was not one of the alternatives specified in Staff Accounting Bulletin (SAB) No. 108 and that Article 11 of Regulation S-X does not contemplate the use of pro forma adjustments under these circumstances.  As we explained during the Call, our objective and intent in the presentation acknowledged the misstatement was immaterial to the Predecessor Entity’s combined financial statements, but enabled us to correct the immaterial misstatement in the combined financial statements of the Partnership (as successor), and to provide transparency to prospective investors in the Registration Statement.

Given the Staff’s comments noted above, we re-considered all alternatives for correcting the misstatement.  As part of our evaluation of the facts and circumstances,

including all relevant quantitative and qualitative information, we continue to believe the misstatement is immaterial to the combined financial statements of the Predecessor Entity for 2010.  SAB No. 108 allows for the revision of prior year financial statements, in this case 2010, for the correction of immaterial misstatements and for such revisions to be made the next time the prior year financial statements are included in a filing. In our next amendment to the Registration Statement, and as permitted by SAB 108 for corrections of immaterial misstatements, we propose to revise the Predecessor Entity’s combined financial statements for 2010 to correct the immaterial misstatement.1  Subsequent periods will also include the correction of the immaterial misstatement in the same manner.  As noted above, our amendment to the Registration Statement will also eliminate the pro forma adjustment related to correcting the misstatement in the Predecessor Entity’s 2010 combined financial statements.  Accordingly, the proposed presentation will properly present the results of operations for the Predecessor Entity and the Partnership.

To aid the Staff’s consideration of our proposal, we note the following key revisions to the Predecessor Entity’s 2010 combined financial statements:

Combined Balance Sheet of Predecessor Entity as of December 31, 2010 (in thousands)

•                  Increase of other long-term liabilities of $1,732 to reflect the unamortized long-term portion of “up font” payments.

•                  Increase of accrued expenses and other current liabilities of $315 to reflect the current portion of “up front” payments.

•                  Corresponding changes to total current liabilities, total liabilities and owners’ deficit.

Combined Statement of Operations of Predecessor Entity for the Year Ended December 31, 2010 (in thousands)

•                  Increase of rental income of $168 to reflect amortization of a portion of rental income relating to “up front” payments during 2010.

•                  Decrease of other income, net, of $2,215 to reflect elimination of “up front” payments from other income for 2010.

•                  Corresponding changes to total revenues, operating income, income from continuing operations and net income (loss).

In addition, we propose to include the following note in the revised combined financial statements:

“In the three month period ended June 30, 2012, the Predecessor Entity also discovered an immaterial misstatement relating to upfront fees from certain lessees.  The Predecessor Entity originally recognized these fees in their

(1)  Any amendment to the Registration Statement filed after August 13, 2012 will include combined financial statements for the six months ended June 30, 2012.

entirety as other income for the year ended December 31, 2010 rather than initially deferring and recognizing these payments as rental income on a straight line basis over the term of the respective lease agreements as required by the applicable accounting literature.  Because the Predecessor Entity concluded the misstatement was not material to the period in which the immaterial misstatement occurred (2010) or subsequent periods presented in the historical combined financial statements, the Predecessor Entity revised the combined financial statements as of December 31, 2011 and 2010 and each of the two years in the period ended December 31, 2011 in accordance with the guidance in SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  This revision reflects an increase in liabilities of approximately $1,700 and $2,000 as of December 31, 2011 and 2010, respectively; a decrease in other income of $0 and approximately $2,200 for the years ended December 31, 2011 and 2010, respectively; and an increase in rental income of approximately $315 and $168 for the years ended December 31, 2011 and 2010, respectively.  The revision resulted in an increase to net income of approximately $315 for the year ended December 31, 2011 and an increase to net loss of approximately $2,000 for the year ended December 31, 2010.”

We believe this presentation will provide transparent disclosure concerning the correction of the immaterial misstatement.

In arriving at this proposed correction, we believe we have appropriately considered all relevant quantitative and qualitative factors, which were communicated to the Staff in our Responses and have addressed the Staff’s concerns communicated on the Call.

We look forward to discussing this proposed method of correction with the Staff and any other questions or concerns you may have regarding our materiality assessment and overall conclusions.

*****

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We undertake to allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration Statement.

Please direct any questions that you have with respect to the foregoing to Mark L. Miller of Lehigh Gas GP LLC at (610) 625-8039, Richard A. Silfen of Duane Morris LLP at (215) 979-1225 or Chad J. Rubin of the same firm at (215) 979-1204.

Sincerely,

Lehigh Gas Partners LP

By: Lehigh Gas GP LLC
its General Partner

		By:	/s/ Mark L. Miller
Mark L. Miller
Chief Financial Officer

cc:	Sandra Eisen (SEC)
Ethan Horowitz (SEC)
Sirimal R. Mukerjee (SEC)
Timothy S. Levenberg (SEC)
Brad Skinner (SEC)
Joseph V. Topper, Jr. (Lehigh Gas GP LLC)
James J. Devlin, Jr. (Lehigh Gas GP LLC)
Alan P. Baden (Vinson & Elkins L.L.P.)
Brenda K. Lenahan (Vinson & Elkins L.L.P.)
Richard A. Silfen (Duane Morris LLP)
Chad J. Rubin (Duane Morris LLP)